FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Baarerstr. 137 CH-6300 Zug Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: October 5, 2006	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

iQ Power AG - 2006 Consolidated Semi-annual Financial Statements

Consolidated Balance Sheets
_________________________________________

	June 30,		December 31,
in EUR 1,000	2006		2005
Assets

Cash and cash equivalents	1,459		926
Accounts receivables and other current assets	441		313
Inventory	124		131

Current assets	2,024		1,370

Property, plant and equipment	416		382
Intangible assets	764		644
Participation in associated company	0		88
Long-term financial assets	132		136

Non-current assets	1,312		1,250

Total assets	3,336		2,620

Liabilities and shareholders’ equity

Accounts payables and other current liabilities	958		612
Short-term leasing liabilities	81		66

Current liabilities	1,039		678

Long-term leasing liabilities	74		79

Non-current liabilities	74		79

Share capital	922		883
Capital surplus / additional paid-in	22,554		19,761
Incentive shares held in treasury	-26		-26
Accumulated deficit	-21,22	7	-18,75	5

Shareholders’ equity	2,223		1,863

Total liabilities and shareholders’ equity	3,336		2,620

See accompanying notes and accounting principles to the consolidated financial statements.

iQ Power AG - 2006 Consolidated Semi-annual Financial Statements

Consolidated Income Statements
_________________________________________

	June 30,	December 31,
in EUR 1,000, except per share data	2006	2005
Revenues

Sales and other revenues	92	34
Costs of sales	-92	-29

Gross margin	0	5

Research & Development (R&D) expenses	-350	-328
Government grants for R&D	64	58
Marketing, general and administrative expenses	-2,085	-1,039

Operating margin	-2,371	-1,304

Financial result	-13	80
Loss from associated company	-88	0

Loss before income taxes	-2,472	-1,224

Income taxes	0	0

Net loss	-2,472	-1,224

Basic and diluted loss per share, on net loss	-0.05	-0.03

See accompanying notes and accounting principles to the consolidated financial statements.

iQ Power AG - 2006 Consolidated Semi-annual Financial Statements

Consolidated Statements of Cash Flows
_________________________________________

	June 30,		December 31,
in EUR 1,000	2006		2005

Net loss	-2,47	2	-1,22	4
Changes from:
Loss from associated company	88		0
Financial result	13		-80
Depreciation and amortization	86		40
Stock based compensation – employees	105		227

Operating activities before changes in working capital	-2,18	0	-1,03	7

Increase/(decrease) in inventories	7		4
Increase/(decrease) in receivables and other current assets	-128		-156
Increase/(decrease) in payables and other current liabilities	346		201
Increase/(decrease) in deferred revenues	0		348

Operating activities	-1,95	5	-640

Interest paid	-4		0

Net cash used in operating activities	-1,95	9	-640

Interest received	8		9
Increase in property, plant and equipment	-63		-18
Increase in intangible assets	-35		-1
Expenditures on product development	-93		-45

Net cash used in investing activities	-183		-55

Free Cash Flow	-2,14	2	-695

Payments for long-term financial assets	0		-28
Repayment of finance lease	-38		0
Issuance of capital stock	2,727		1,326

Net cash from financing activities	2,689		1,298

Net increase/(decrease) in cash and cash equivalents	547		603

Foreign currency differences	-14		57

Cash and cash equivalents at the beginning of the year	926		608

Cash and cash equivalents at closing date	1,459		1,268

See accompanying notes and accounting principles to the consolidated financial statements.

iQ Power AG - 2006 Consolidated Semi-annual Financial Statements

Consolidated Statements of Shareholders’ Equity
_________________________________________

January - June 2005 in EUR 1,000 exept number of shares	Number of registered shares	Share Capital	Capital surplus / additional paid-in	Incentive Shares held in treasury	Accumulated deficit	Total shareholders’ equity

Balance at 01.01.2005	36,273,150	711	15,856	-26	-16,007	534

Net loss					-1,224	-1,224

Issue of shares	2,000,000	40	576			616

Exercise of options	109,153	2	33			35

Stock based compensation			227			227
for options and incentive shares

Exercise of warrants	2,075,000	40	635			675

Balance at 30.06.2005	40,457,303	793	17,327	-26	-17,231	863

January - June 2006 in EUR 1,000 exept number of shares	Number of registered shares	Share Capital	Capital surplus / additional paid-in	Incentive Shares held in treasury	Accumulated deficit	Total shareholders’ equity

Balance at 01.01.2006	45,105,275	883	19,761	-26	-18,755	1,863

Net loss					-2,472	-2,472

Issue of shares	1,500,000	29	2,528			2,557

Exercise of options	513,550	10	160			170

Stock based compensation for options
and incentive shares			105			105

Exercise of warrants						0

Balance at 30.06.2006	47,118,825	922	22,554	-26	-21,227	2,223

See accompanying notes and accounting principles to the consolidated financial statements.

iQ Power AG — 2006 Consolidated Semi-annual Financial Statements

Notes to the Semi-annual Financial Statements as at June 30, 2006

1.    Principles

The consolidated annual financial statements of the iQ Power Group as at 31 December 2005 were prepared in accordance with International Financial Reporting Standards (IFRS) valid after the reporting date.

These same accounting policies were applied unchanged to these consolidated semi-annual financial statements as at 30 June 2006, which were prepared in accordance with IAS 34 (Interim Financial Reporting).

The annual report of the iQ Power Group for the year 2005 can be downloaded at www.iqpower.com.

This consolidated semiannual report has not been audited.

2.    Consolidation

The scope of consolidated financial reporting for iQ Power AG includes the company and its wholly owned subsidiaries iQ Power Deutschland GmbH and iQ Power Licensing AG. All intercompany transactions and balances have been eliminated.

3.    Equity Interests

In line with the equity method of accounting and in view of the anticipated start-up losses of the equity holding, the present value of the 40% stake in iQ Power Asia Inc. was written down from EUR 88,000 to zero as at June 30, 2006.

4.    Share Capital

In February 2006 institutional investors subscribed a total of 1,500,000 shares of iQ Power AG at an issue price totaling EUR 2,700,000. Less emission costs and direct commissions, there remained net proceeds of EUR 2,557,000 for the company. The related capital increase was recorded pursuant to Swiss law in the commercial register of Canton Zug on February 24, 2006.

During the period January 1, 2006 to June 30, 2006, 513,550 options were exercised and the same number of shares were subscribed at a total issue price of EUR 169,472.

5.    Working Capital

The iQ Power Group intends to conduct a capital increase with subscription rights for the shareholders in the second half of 2006. The company is currently preparing a securities prospectus for this purpose.

The company will request admission to the Frankfurt Stock Exchange’s regulated market (General Standard) segment at the same time as the intended capital action.

The iQ Power Group believes that from today’s perspective, it can meet all of its payment obligations currently due and, taking into account the planned capital action, all of its other obligations that will become due in the next twelve months.

6.    Subsequent Events

Subsequent to the balance sheet date, an additional 2,000 options were exercised at an exercise price of EUR 0.30 per share, which effected the issue of 2,000 shares of iQ Power AG stock. As a result, the number of shares recorded in the commercial register of Canton Zug totals 515,550.